Exhibit 99.1

ROYAL BANK OF CANADA

DIRECTOR INDEPENDENCE POLICY

A substantial majority of the Board of Directors of the Bank will be independent as determined by this policy. The Audit Committee, Corporate Governance and Public Policy Committee and Human Resources Committee will be composed solely of independent directors. The Conduct Review and Risk Policy Committee will be composed of a majority of independent directors.

A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with the Bank1. A material relationship is a relationship which could, in the view of the Bank’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Indirect material relationships shall include material relationships as a partner, shareholder or officer of an organization that has a relationship with the Bank. A director who qualifies as independent under this policy will be “independent” as determined by National Policy 58-201 (the “Canadian Corporate Governance Guidelines”).

In considering the nature and extent of the director’s relationships with the Bank, the board will be guided by criteria, as set out below, adapted from the “affiliated persons” regulations under the Bank Act (Canada) and the definitions of “independence” in the Canadian Corporate Governance Guidelines. These criteria are consistent with the New York Stock Exchange’s Corporate Governance Listing Standards, except that they do not presume a director not to be independent when the director is an employee or executive officer2 (or has an immediate family member3 who is an executive officer) of a company that has business relationships with the Bank in excess of certain monetary thresholds. However, the board considers all facts and circumstances that it deems relevant (including such relationships) in determining whether a director has a direct or indirect relationship which could be reasonably expected to interfere with the exercise of the director’s independent judgment.

A director will be considered NOT to be independent if:

1.	The director or the director’s spouse is (or in any of the last three years was) an employee or executive officer of the Bank or any subsidiary of the Bank, or the director has an immediate family member, other than the director’s spouse, who is (or in any of the last three years was) an executive officer of the Bank or any subsidiary of the Bank;

2.

The director received, or an immediate family member of the director (as an executive officer, or other than in the capacity of an employee) received, more than C$75,000 in direct compensation[4] from the Bank in any 12 month period within the last three years;

[1]	“Bank” includes the Bank and its subsidiaries.
[2]

“Executive officer” means an entity’s chair or vice-chair (if such positions are held on a full-time basis), president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of the entity if they perform such policy-making functions for the entity.

[3]

“Immediate family member” of a director means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director’s home.

[4]

“Compensation” does not include remuneration for acting as a member of the board or any board committee, or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Bank if the compensation is not contingent in any way on continued service.

3.	The director or the director’s spouse has a significant interest[5] in a class of shares of the Bank;

4.	The director or the director’s spouse has a substantial investment[6] in an affiliate of the Bank;

5.

The director or the director’s spouse is a significant borrower[7], an officer or employee of a significant borrower, or controls one or more entities[8] which together would constitute a “significant borrower” of the Bank;

6.	(a)	The director or an immediate family member is a current partner of a firm that is the Bank’s internal or external auditor;

(b)	The director is a current employee of such a firm;

(c)	The director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or

(d)	The director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Bank’s audit within that time;

7.	Any of the Bank’s current executive officers serves (or in any of the last three years served) on the compensation committee of an entity that concurrently employed, as an executive officer, the director or an immediate family member of the director;

8.	The director or the director’s spouse is:

(a)	an individual;

(b)	a partner in or an employee of a partnership; or

(c)	an officer or an employee of, or a person who has a substantial investment in, a company that annually receives payments from the Bank for goods or services in an amount that exceeds 10% of the total annual billings of the person, partnership or company, as the case may be;

9.	The Bank has any credit exposure[9] to:

(a)	the director, or the director’s spouse; or

(b)	an entity (i) controlled by the director, or the director’s spouse, (ii) in which the director or the director’s spouse has an investment equal to 15% or more of his or her net

[5]

A person has a significant interest in a class of shares of the Bank if the aggregate of shares of that class beneficially owned by that person and by entities controlled by that person exceeds 10% of outstanding shares of that class of shares of the Bank. Beneficial ownership includes ownership through one or more trustees, legal representatives, agents or other intermediaries.

[6]

A person has a substantial investment in an entity if the person and any entities controlled by the person together beneficially own shares (i) to which are attached voting rights exceeding 10% of the voting rights attaching to outstanding voting shares of the entity, or (ii) which represent ownership of more than 25% of the shareholders’ equity of the entity.

[7]

A “significant borrower” is a natural person indebted to the Bank in an amount exceeding 1/50th of 1% of the Bank’s regulatory capital, or an entity which has indebtedness to the Bank in an amount which exceeds the greater of 1/20th of 1% of the Bank’s regulatory capital and 25% of the value of the entity’s assets.

[8]	An “entity” means a corporation, limited liability company, partnership, trust, fund, joint venture, unincorporated association or organization, or any other type of entity.
[9]

“Credit exposure” includes loans, committed credit facilities, investment in securities including commercial paper, acceptances, other debt securities, margin loans, mortgages, preferred stock and exposure through derivative instruments.

worth, or (iii) for which the director or the director’s spouse is an employee, executive officer or has a similar position that is not:

(A)	made in the ordinary course of business and on substantially the same terms generally made available to comparable customers;

(B)	in compliance with all applicable laws and regulations including the Bank Act and the Sarbanes-Oxley Act of 2002; and

(C)	in good standing;

or;

10.	The Bank has any credit exposure to an entity, of which a director of the Bank or a director’s spouse is also a director, which is not in good standing, or which has been granted as an exception to the Bank’s credit policy and has not been reviewed or approved by the board’s Conduct Review and Risk Policy Committee.

RELATIONSHIPS THAT DO NOT AFFECT DIRECTOR INDEPENDENCE

Subject to the foregoing, the relationships below are presumed not to affect a director’s independence, unless otherwise determined by the board in respect of a specific director relationship. The fact that a particular relationship is not listed here does not mean that the relationship affects the independence of a director.

•

Having previously acted as an interim chief executive officer of the Bank or acting, or having previously acted, as a chair or vice-chair of the board or of any board committee of the Bank on a part-time basis.

•

Maintaining a brokerage, margin, banking or similar account with the Bank, as long as the director does not receive any benefit not customarily provided by the Bank to similar account holders who are not directors of the Bank.

•

Purchasing investment services, investment products, securities, insurance products or other products and services from the Bank on terms no more favorable to the director than those customarily offered to similar persons who are not directors of the Bank.

•	Owning equity or other securities of the Bank, provided that such ownership does not constitute a significant interest under this policy.

•	Receiving compensation for services rendered to the Bank as a consultant or in any capacity, as long as such compensation does not exceed C$75,000 in any fiscal year.

•

Owning an interest in a partnership or fund which is sponsored or managed by the Bank, as long as the terms on which the director acquired the interest and participates in the fund are no more favourable to the director than the terms upon which persons who are not directors of the Bank acquired their interests and participate in the partnership or fund.

•	Any other relationship or transaction in which the amount involved does not exceed C$75,000.

•

The Bank, whether directly or indirectly, such as through a foundation (but not including amounts contributed to match contributions made by employees), making contributions or agreeing to make contributions to a tax-exempt organization of which the director is an executive officer or director (or person holding a similar position), if such payments do not exceed the greater of 2% of the tax-exempt organization’s gross revenues and C$1.5 million (or US $1 million, whichever is less), in any of the past three fiscal years.

•

Providing goods or services to the Bank, or being an executive officer, partner or employee of or person who has a substantial investment in an entity that provides goods or services to the Bank, as long as the total annual billings to the Bank in respect of the goods and services provided does not exceed 0.5% of the gross revenue of the person or entity, as the case may be, in any of its three most recent fiscal years.

•	Having an immediate family member with any of the above relationships.

ADDITIONAL CONSIDERATIONS FOR AUDIT COMMITTEE MEMBERS

All members of the Audit Committee must be affirmatively determined by the board to be independent with reference to the above considerations.

In addition, a director who accepts, directly or indirectly, any consulting, advisory or other compensatory fee10 from the Bank (other than as remuneration for acting as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee) will not be considered to be independent for the purposes of serving on the Audit Committee.

Indirect acceptance of compensation includes payments to:

(i)	a spouse, minor children or stepchildren, or children or stepchildren sharing a home with the member, or

(ii)	an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank.

[10]

Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Bank if the compensation is not contingent in any way on continued service.

Approved December 4, 2009

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